AEGIS CAPITAL CORP.
810 Seventh Avenue, 18th Floor
New York, New York 10019

February 12, 2015
By EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561100 F Street, N.E.
Washington, D.C. 20549
Attention: Gabriel Eckstein

Re:	CollabRx, Inc.: Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-199477)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 9, 2015, in which we requested the acceleration of the effective date of the above-reference Registration Statement for February 11, 2015 at 4:00 p.m. (Washington, DC time) in accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended.

As representative of the several underwriters of the proposed public offering, we are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

AEGIS CAPITAL CORP.
As representative of the Several Underwriters

By:	/s/ Anthony M. Monaco
Name:	Anthony M. Monaco
Title:	Chief Compliance Officer